FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2002


                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                              Vouliagmeni, GR 16671
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X    Form 40-F
                                     ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes      No   X
                                  ---      ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1.1 and made a part hereof are the following related to Stelmar Shipping Ltd. (the "Company):

     1) Supplement No. 1 to the Proxy Statement for Annual Meeting of Shareholders (the "Proxy Statement") to be held on April 15, 2003, of the Company; and


     2) The Notice of Annual Meeting of Shareholders and the Proxy Statement of the Company, previously mailed to Shareholders on or about March 21, 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              STELMAR SHIPPING LTD.
                                  (registrant)




Dated:  March 31, 2003                         By: /s/ Olga Lambrianidou
                                               -------------------------------
                                               Name: Olga Lambrianidou
                                               Title:   Corporate Secretary

02509.0004 #395323